FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Names Carl Wiese to Lead Global Sales	2.

Document 1

NEWS RELEASE

July 13, 2015
FOR IMMEDIATE RELEASE

BlackBerry Names Carl Wiese to Lead Global Sales

WATERLOO, ONTARIO--(Marketwired - July 13, 2015) - BlackBerry Limited (NASDAQ:BBRY)(TSX:BB) today announced the appointment of Carl Wiese as President, Global Sales. Wiese will be responsible for driving BlackBerry's go-to-market strategy and advancing the company's global sales efforts to drive growth.

Wiese joins BlackBerry from Cisco, where he spent more than a decade in senior leadership positions, most recently as Senior Vice President leading the company's global collaboration business, directing sales and go-to-market strategy.

"I am pleased to welcome Carl - a veteran sales leader - to BlackBerry to be the head of our global sales organization," said John Chen, Executive Chairman and CEO of BlackBerry. "We are deeply committed to working with our customers to bring them the most innovative and secure solutions, and Carl will be central to that effort. Carl has extensive experience in enterprise software and emerging technology solutions, which will be instrumental as BlackBerry moves toward stabilizing revenue and sustaining profitability."

Wiese will report to Executive Chairman and CEO John Chen, and will succeed John Sims, who has left the company.

During his tenure at Cisco, Wiese successfully drove the company's sales and deployment for new and emerging technologies that represented some of the company's highest potential growth segments. Previously, Wiese held executive positions at Apple, Avaya, Lucent and Texas Instruments.

About BlackBerry

A global leader in mobile communications, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

CONTACT INFORMATION:
Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

or

Investor Relations Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com

###

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 13, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer